SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                  MASTEC, INC.
                                  ------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    576323109
                                  ------------
                                 (Cusip Number)

                                  Jose Sariego
                     Senior Vice President - General Counsel
                                  MasTec, Inc.
                              3155 N.W. 77th Avenue
                              Miami, Florida 33122
                                 (305) 599-1800
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MARCH 1, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

-------------------------------------------                                     -------------------------------------------
CUSIP NO. 576323109                                         13D                   PAGE 2
-------------------------------------------                                     -------------------------------------------

-------- ---------------------------------------------------------------------  -------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JORGE MAS
-------- ------------------------------------------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group                                                          (a) [_]
                                                                                                                    (b) [X]
-------- ------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- ------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------- ------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                            [_]
-------- ------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
-------- ------------------------ -----------------------------------------------------------------------------------------
NUMBER OF                    7        SOLE VOTING POWER
SHARES                                    13,416,545
BENEFI-                   ------- -----------------------------------------------------------------------------------------
CIALLY                       8        SHARED VOTING POWER
OWNED BY                                  0
EACH                      ------- -----------------------------------------------------------------------------------------
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON                                    13,416,545
WITH                      ------- -----------------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                          0
-------- ------------------------ -----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,416,545
-------- ------------------------ -----------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                                       [_]
-------- ------------------------ -----------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          43.2%
-------- ------------------------ -----------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
-------- ------------------------ -----------------------------------------------------------------------------------------

-------------------------------------------                                     -------------------------------------------
CUSIP NO. 576323109                                         13D                   PAGE 3
-------------------------------------------                                     -------------------------------------------

-------- ---------------------------------------------------------------------  -------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JORGE L. MAS CANOSA HOLDINGS I LIMITED PARTNERSHIP
-------- ------------------------------------------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group                                                          (a) [_]
                                                                                                                    (b) [X]
-------- ------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- ------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------- ------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                            [_]
-------- ------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
-------- ------------------------ -----------------------------------------------------------------------------------------
NUMBER OF                    7        SOLE VOTING POWER
SHARES                                    7,515,811
BENEFI-                   ------- -----------------------------------------------------------------------------------------
CIALLY                       8        SHARED VOTING POWER
OWNED BY                                  0
EACH                      ------- -----------------------------------------------------------------------------------------
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON                                    7,515,811
WITH                      ------- -----------------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                          0
-------- ------------------------ -----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,515,811
-------- ------------------------ -----------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                                       [_]
-------- ------------------------ -----------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.2%
-------- ------------------------ -----------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
-------- ------------------------ -----------------------------------------------------------------------------------------

-------------------------------------------                                     -------------------------------------------
CUSIP NO. 576323109                                         13D                   PAGE 4
-------------------------------------------                                     -------------------------------------------

-------- ---------------------------------------------------------------------  -------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JORGE MAS HOLDINGS I LIMITED PARTNERSHIP
-------- ------------------------------------------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group                                                          (a) [_]
                                                                                                                    (b) [X]
-------- ------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- ------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------- ------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                            [_]
-------- ------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
-------- ------------------------ -----------------------------------------------------------------------------------------
NUMBER OF                    7        SOLE VOTING POWER
SHARES                                    5,587,311
BENEFI-                   ------- -----------------------------------------------------------------------------------------
CIALLY                       8        SHARED VOTING POWER
OWNED BY                                  0
EACH                      ------- -----------------------------------------------------------------------------------------
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON                                    5,587,311
WITH                      ------- -----------------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                          0
-------- ------------------------ -----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,587,311
-------- ------------------------ -----------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                                       [_]
-------- ------------------------ -----------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.0%
-------- ------------------------ -----------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
-------- ------------------------ -----------------------------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D is filed jointly on behalf of Jorge L. Mas Canosa Holdings I Limited Partnership (the "Family Partnership"), Jorge Mas Holdings I Limited Partnership ("Jorge Mas Holdings"), and Jorge Mas (collectively, the "Reporting Persons"). This Amendment No. 3 to Schedule 13D amends and updates the statements on Schedule 13D previously filed by the Reporting Persons with respect to the Common Stock, $.10 par value (the "Common Stock"), of MasTec, Inc., a Florida corporation (the "Issuer").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this Amendment No. 3, the Reporting Persons beneficially owned the following shares of Common Stock:

                                    AMOUNT OF SHARES
               NAME                BENEFICIALLY OWNED    PERCENTAGE OF CLASS(1)
               ----                ------------------    ----------------------
Jorge L. Mas Canosa Holdings I
    Limited Partnership                 7,515,811               24.2%

Jorge Mas Holdings I Limited
    Partnership                         5,587,311               18.0%

Jorge Mas(2)                           13,416,545               43.2%
------------------------
(1) Based on 31,090,563 shares of Common Stock which includes (1) 30,922,737 shares of Common Stock outstanding on March 1, 2000 (as confirmed by representatives of the Issuer) and (2) options to purchase 167,826 shares owned directly by Jorge Mas and exercisable within 60 days of this report on Schedule 13D.
(2) The shares beneficially owned by Jorge Mas include: (1) 7,515,811 shares held by the Family Partnership, a limited partnership which is controlled by Jorge L. Mas Holdings Corporation, the sole general partner of the Family Partnership, of which Jorge Mas is an officer and shareholder and the sole director; (2) 5,587,311 shares held by Jorge Mas Holdings, a limited partnership which is controlled by Jorge Mas Holdings Corporation, the sole general partner of Jorge Mas Holdings, of which Jorge Mas is the sole officer, director and shareholder; (3) 145,597 shares owned directly by Jorge Mas; and (4) options to purchase 167,826 shares owned directly by Jorge Mas and exercisable within 60 days of this report on Schedule 13D.

         Except as set forth below, there have been no transactions by the Reporting Persons effected during the past 60 days of this report.

1. On February 3, 2000, Jorge Mas exercised options to purchase 57,140 shares of Common Stock at a price of $9.8084 per share which options were to expire on that day, and, in connection with such exercise, sold 1,600 of the acquired shares at a price of $ 48.25 per share and an additional 10,100 of the acquired shares at a price of $48.125 to pay the exercise price of the options.

2. On March 1, 2000, Jorge Mas borrowed 375,000 shares of Common Stock from the Family Partnership, and sold such shares in an open market transaction at a price of $53 per share upon the exercise of an over-allotment option granted by Mr. Mas to certain underwriters in connection with the Issuer's public offering of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

1. Pursuant to Mr. Mas's borrowing of 375,000 shares of the Common Stock from the Family Partnership, as described above, Mr. Mas entered into a Securities Loan Agreement, dated February 24, 2000, with the Family Partnership (included as Exhibit 6 to this Amendment No. 3 to Schedule
         13D) (the "Loan Agreement"). Under the Loan Agreement, Mr. Mas is obligated to repay the Family Partnership by delivering to the Family Partnership shares of Common Stock equal in number to the borrowed shares five days after the demand by the Family Partnership and, upon demand, to pay to the Family Partnership amounts equal to any dividends and other distributions on the borrowed shares. The Family Partnership may also, from time to time, demand a pledge of collateral by Mr. Mas to secure his obligations to repay the borrowed shares to the Family Partnership.

2. With respect to the Issuer's public offering of Common Stock, Mr. Mas entered into a customary agreement with the underwriters of the Issuer's public offering (included as Exhibit 7 to this Amendment No. 3 to Schedule 13D) whereby he agreed to refrain from certain dispositions of the Common Stock for a period of 90 days after the date of the final prospectus relating to the offering.

         The descriptions of the foregoing agreements are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit hereto and incorporated by this reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated September 23, 1998, by and among Jorge Mas, Jorge L. Mas Canosa Holdings I Limited Partnership and Jorge Mas Holdings I Limited Partnership.*

2. Purchase and Sale Agreement, dated June 19, 1998, by and among Jorge Mas, as trustee of the Marital Trust #2 under the will of Jorge L. Mas Canosa, and Jorge Mas, Juan Carlos Mas, and Jose Ramon Mas.*

3. Form of Promissory Note, dated July 21, 1998, by and between Jorge Mas, Juan Carlos Mas, and Jose Ramon Mas and the Marital Trust #2.*

4. Form of Pledge and Security Agreement, dated July 21, 1998, by and between Jorge Mas, Juan Carlos Mas, and Jose Ramon Mas and the Marital Trust #2.*

5. Form of Assignment, Acceptance, Agreement to be Bound and General Partner Consent, dated July 21, 1998, by and among Jorge Mas, Juan Carlos Mas, and Jose Ramon Mas, the Marital Trust #2 and Jorge L. Mas Canosa Holdings Corporation.*

6. Securities Loan Agreement, dated February 24, 2000, between Jorge L. Mas Canosa Holdings I Limited Partnership and Jorge Mas.

7. Lock-up Agreement, dated February 24, 2000, by and among Jorge L. Mas Canosa Holdings I Limited Partnership and Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International Limited, Jefferies & Company, Inc., Jefferies International Limited, and Morgan Keegan & Company, Inc.
_____________________________________
*Previously filed.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: March 14, 2000                 JORGE L. MAS CANOSA HOLDINGS I LIMITED
                                     PARTNERSHIP

                                          By:    Jorge L. Mas Canosa Holdings
                                                 Corporation, general partner


                                          By:/S/ JORGE MAS, PRESIDENT
                                             ----------------------------------
                                                 Jorge Mas, President

Date: March 14, 2000                 JORGE MAS HOLDINGS I
                                     LIMITED PARTNERSHIP

                                          By:    Jorge Mas Holdings Corporation,
                                                 general partner



                                          By:/S/ JORGE MAS, PRESIDENT
                                             ----------------------------------
                                                 Jorge Mas, President

Date: March 14, 2000                  /S/ JORGE MAS
                                      -----------------------------------------
                                      JORGE MAS

                                  EXHIBIT INDEX

1. Joint Filing Agreement, dated September 23, 1998, by and among Jorge Mas, Jorge L. Mas Canosa Holdings I Limited Partnership and Jorge Mas Holdings I Limited Partnership.*

2. Purchase and Sale Agreement, dated June 19, 1998, by and among Jorge Mas, as trustee of the Marital Trust #2 under the will of Jorge L. Mas Canosa, and Jorge Mas, Juan Carlos Mas, and Jose Ramon Mas.*

3. Form of Promissory Note, dated July 21, 1998, by and between Jorge Mas, Juan Carlos Mas, and Jose Ramon Mas and the Marital Trust #2.*

4. Form of Pledge and Security Agreement, dated July 21, 1998, by and between Jorge Mas, Juan Carlos Mas, and Jose Ramon Mas and the Marital Trust #2.*

5. Form of Assignment, Acceptance, Agreement to be Bound and General Partner Consent, dated July 21, 1998, by and among Jorge Mas, Juan Carlos Mas, and Jose Ramon Mas and the Marital Trust #2 and Jorge L. Mas Canosa Holdings Corporation.*

6. Securities Loan Agreement, dated February 24, 2000, between Jorge L. Mas Canosa Holdings I Limited Partnership and Jorge Mas.

7. Lock-up Agreement, dated February 24, 2000, by and among Jorge L. Mas Canosa Holdings I Limited Partnership and Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International Limited, Jefferies & Company, Inc., Jefferies International Limited, and Morgan Keegan & Company, Inc.
_____________________________________
*Previously filed.